EXHIBIT (a)(2)(TT)

News Release	TSX, AMEX Symbol: NG

Barrick’s Inadequate Hostile Bid for NovaGold to Expire December 6

NovaGold Committed to Delivering Shareholder Value

November 29, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today responded to Barrick Gold Corporation’s (TSX: ABX, NYSE: ABX) announcement that its hostile US$16.00 per share takeover bid will not be extended beyond the current December 6th expiry date.

NovaGold’s management and Board of Directors are pleased by Barrick’s announcement that its inadequate bid will expire, and continue to advise shareholders that the bid is undervalued and recommend that shareholders reject the bid and not tender their shares. Shareholders who have tendered their shares since midnight on November 21st can still withdraw their shares. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

“Over the last four months, NovaGold’s shareholders have consistently rejected Barrick’s wholly inadequate takeover bid, which is at a discount to the Company’s recent trading prices and prebid share price highs,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “A majority of our shareholders have agreed that the Company’s world-class assets and production growth profile are worth more than US$16. With the hostile Barrick bid soon to be behind us, we can now focus all of our efforts on delivering shareholder value by executing our long-term strategic plan, and on our objective to continue our tradition of delivering superior returns to shareholders.

“This is an exciting time for NovaGold. We have significantly advanced our projects over the past few months and reduced overall development risk. As consistently demonstrated in the past, we will continue to run the Company for the benefit of our shareholders, advancing our projects toward production, maximizing new opportunities and enhancing shareholder returns.”

NovaGold notes that the gold and copper stock indices have increased 20% to 35% since the June/July and October market lows. NovaGold has historically traded in-line or better than these indices. NovaGold has also achieved a number of significant milestones since the bid was announced in July.

Considering all of NovaGold’s assets, including Galore Creek, its interest in Donlin Creek, the Company’s Nome Operations and its Ambler project, the Barrick bid substantially undervalues NovaGold. Producing gold companies with significant base metal credits currently trade at some of the highest multiples in the sector. With a target to begin production at the Company’s Nome Operations in mid-2007 at over 100,000 ounces of gold per year, NovaGold’s production is targeted to grow to over 1 million ounces of gold and more than 400 million pounds of copper annually once the Galore Creek and Donlin Creek projects are in operation and fully producing. Net of copper credits, NovaGold expects to produce gold at a total cash cost of less than US$100 per ounce, using long-term metals prices.

With Barrick’s inadequate bid soon to expire, major value-adding milestones targeted for the next few quarters should deliver enhanced shareholder value. These milestones include:

•	Finalizing selection of a joint venture and financing partner for Galore Creek and obtaining Board approval for start of construction, upon receipt of permits

•

Releasing results from the 2006 drilling programs at Donlin Creek and Galore Creek, which should increase the resource estimates at both projects and convert Inferred Resources to the Measured and Indicated category

•	Achieving gold production at Rock Creek mine in mid-2007, transitioning NovaGold from explorer to producer

•	Continuing to assert NovaGold’s 70% ownership of Donlin Creek and the Company’s legal rights under its joint venture agreement with Barrick

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

Barrick’s hostile takeover bid will expire at 9:00 PM Toronto time on December 6, 2006, with no increase to the amended offer of US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. In arriving at its recommendation, which was described in detail in the Notice of Change to the Directors’ Circular (available at www.sec.gov, www.sedar.com and on NovaGold’s website at www.novagold.net), the Board of Directors considered a number of factors, including:

•	NovaGold’s proven track record of growth

•	The bid is at a discount to the Company’s recent trading prices and pre-bid share price highs

•	The value of NovaGold’s world-class mineral projects and its growth potential

•	The value the bid places on NovaGold’s gold reserves and resources is substantially less than he value of recent comparable development-stage transactions

•

The bid does not reflect the value of NovaGold’s 70% interest in the Donlin Creek project, and the likelihood that Barrick will fail to meet the requirements to earn an additional 40% interest in the project

•	The bid does not reflect adequate value for NovaGold’s substantial copper reserves and resources

•	The bid does not reflect a premium for control of NovaGold

•	The bid deprives shareholders of the potential for near-term enhancement of the value of their shares, since NovaGold intends to achieve significant milestones in the months ahead

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forwardlooking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property and environmental litigation seeking to suspend permits and enjoin construction at the Rock Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release, NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and other information released by NovaGold use the terms “reserves”, “proven reserves”, “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release, NovaGold’s Directors’ Circular and the Notices of Changes to the Directors’ Circular, or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Total cash costs are net of by-product credits at US$525/oz for gold, US$8/oz for silver and US$1.50/lb for copper, using estimates from management and independent project engineering studies. Information on NovaGold’s Donlin Creek project can be found in a technical report filed on SEDAR titled “Preliminary Assessment Donlin Creek Gold Project”, September 20, 2006, Qualified persons: Stan Dodd, P.Geo., NovaGold Resources Inc. Kevin Francis, P.Geo., NovaGold Resources Inc. and Gordon Doerksen, P.E. SRK Consulting (US), Inc. Information on NovaGold’s Galore Creek project can be found in a technical report filed on SEDAR titled “Galore Creek Project Feasibility Study NI 43-101 TechnicalReport”, October 31, 2006, Qualified person: Bruce Rustad, P.Eng, Hatch Ltd. Information on NovaGold’s Rock Creek project can be found in a technical report filed on SEDAR titled “Technical Report of the Rock Creek Property”, September 10, 2006, Qualified person: Harry Parker, Ph.D., RG, AMEC Americas Limited.

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Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883
(604) 669-6227 or 1-866-669-6227
Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833